

September 10, 2013

Via E-mail
Jon S. Wheeler
Chairman and Chief Executive Officer
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, VA 23452

Re: **Wheeler Real Estate Investment Trust, Inc.**
        Amendment No. 1 to Form S-11
        Filed September 6, 2013
        File No. 333-189887

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 23

1.   In the table some entities own fewer shares immediately prior to the offering than they are offering for resale under the prospectus. We further note you indicate that 92,868 shares are owned prior to the offering and that 92,868 shares will be owned immediately following the offering, while 656,998 shares are being offered for resale. Please revise the column "Shares Owned Immediately Prior to the Offering" to correct the number of shares owned prior to the offering, or clarify.

2.   Please disclose the natural person or persons that control the voting and/or dispositive powers over the shares held by the entities listed in the table on page 24.

Beneficial Ownership, page 38

3.   We note your disclosure on page 38 that as of September 6, 2013 you had 29 stockholders of record. We note you identify nine shareholders in your beneficial ownership table on page 38. We further note you identify 21 selling shareholders in your selling shareholder table on page 24. Please revise to clarify or explain.

Incorporation of Certain Documents by Reference, page 56

4.   Please revise to specifically identify incorporated documents, rather than reference documents you "may file" or "all other reports filed…" Please revise the first paragraph to remove any indication that you are requiring documents to be filed after the date of the prospectus. Please also provide the undertaking required by Item 512(e) of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Via E-mail